EXHIBIT 12.1

TMX Finance LLC

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	For the Years Ended December 31,
	2006	2007	2008	2009	2010
Earnings:
Income before discontinued operations	$23,150	$29,168	$41,030	$69,956	$81,686
Fixed charges	15,571	22,064	20,287	18,830	33,796

Total earnings	$38,721	$51,232	$61,317	$88,786	$115,482

Fixed charges:
Interest, including amortization of debt issuance costs	$11,845	$16,556	$13,286	$11,674	$26,251
Portion of rent expense attributable to an interest factor (1)	3,726	5,508	7,001	7,156	7,545

Total fixed charges	$15,571	$22,064	$20,287	$18,830	$33,796

Ratio of earnings to fixed charges	2.49	2.32	3.02	4.72	3.42

(1)	Includes one-third of rent expense, which is deemed to be representative of the interest factor.